MySwimPro

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
TOTAL BUS CHK (7051)	271,664.10
Total Bank Accounts	**$271,664.10**
Total Current Assets	**$271,664.10**
TOTAL ASSETS	**$271,664.10**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Opening Balance Equity	71,081.20
Owner's Investment	176,268.80
Retained Earnings	-2,411.50
Net Income	26,725.60
Total Equity	**$271,664.10**
TOTAL LIABILITIES AND EQUITY	**$271,664.10**